June 12, 2018



Via Email

Eduardo Gallardo
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166

       Re:    SJW Group
              Schedule TO-T filed June 7, 2018
              Filed by California Water Service Group
              File No. 5-36500

Dear Mr. Gallardo:

       The Office of Mergers and Acquisitions has reviewed the filing listed above. Our comments follow. All defined terms have the same meaning as in the Offer to Purchase included as Exhibit (A)(1)(I) to the Schedule TO-T.

       Please respond to this letter by revising your Schedule TO-T, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

   1. We note that your Offer, if consummated, would involve the merger of two public utility companies subject to regulation in multiple jurisdictions. We further note that the Offer is subject to a condition that there is no "Legal Restraint" from applicable regulatory bodies. In an appropriate part of the Offer to Purchase, outline the regulatory approval process needed to consummate the Offer, which as you know is currently set to close in early August. Your summary should include the approximate time period needed to clear applicable regulatory review and how quickly after the expiration of the Offer you expect to pay for tendered Shares. We note that a very brief single paragraph summary currently appears on page 31 of the Offer to Purchase but does not describe the regulatory approval process in any detail nor outline the anticipated time frame for approval. While the
 Eduardo Gallardo, Esq.
Gibson Dunn & Crutcher LLP
June 12, 2018
Page 2

       disclosure there notes that you have asked for the cooperation of SJW in obtaining the required approvals, it doesn't explain what will happen or how long the process could take if SJW does not cooperate. Finally, your revised disclosure should specifically explain how the approvals are tied to consummation of this Offer (see our next comment).

   2. We note that regulatory approval conditions may survive expiration of a tender offer. If this is your expectation, revise your disclosure to describe (including the impact on tendering holders) and to discuss your intentions regarding extension of the Offer pending receipt of required regulatory approvals. If there is a possibility you would seek to close the Offer pending receipt of regulatory approvals, and this could result in a delay of payment for tendered Shares, disclose prominently.

Withdrawal Rights, page 14

   3. Refer to the third sentence in the first paragraph of this section and our last comment above. Please revise to clarify the circumstances under which you believe the bidders may retain tendered shares but delay acceptance of those shares for payment or delay payment of those shares.

Source and Amount of Funds, page 22

   4. Provide the disclosure required by Item 1007(d) of Regulation M-A regarding the terms of the new bridge loan facility to be used to fund the purchase of tendered shares.

   5. File the loan agreement pursuant to Item 1016 of Regulation M-A.

Conditions to the Offer, page 27

   6. Refer to the first paragraph in this section. Only regulatory approval conditions needed for consummation of the Offer can survive the expiration of the Offer and the termination of withdrawal rights. Conditions (ii) and (iii) do not appear to be related to required regulatory approvals needed to consummate the Offer. Please revise.

   7. Refer to condition (i) on page 27. The first sentence of this condition refers to the definition of "Legal Restraint" in the CTWS Merger Agreement. However, later in this section, a glossary of certain terms, including "Legal Restraint," is included. In particular in a hostile tender offer, it is important for target shareholders to understand fully the parameters of any listed offer conditions. Therefore, please revise to clarify if there is any difference between the definition of this term in the CTWS Merger Agreement you reference versus the glossary you provide in the Offer Purchase. If there is a difference, delete or revise to clarify the reference to the Merger Agreement. Eduardo Gallardo, Esq.
Gibson Dunn & Crutcher LLP
June 12, 2018
Page 3

      8. Refer to the first sentence of the second to last paragraph in this section on page 29. All
         Offer conditions must be objective and outside the control of the bidders. Stating that an
         Offer condition may be asserted "by us in our discretion regardless of the circumstances giving rise to any such conditions" implies that conditions "triggered" by the action or inaction of the bidders themselves could be used to terminate the Offer. Please revise.

      9. Refer to the last three sentences in the second to last paragraph of this section. When events occur that "trigger" a listed Offer condition, you must promptly (i) waive the condition and proceed with the Offer; or (ii) assert the condition and terminate the Offer.
         You may not, consistent with your obligation to promptly amend the offer materials to inform target shareholders of material changes, wait until the end of the Offer period to assert a condition that was triggered well before that time. Please revise the disclosure in the three sentences of this paragraph that implies otherwise.

Miscellaneous, page 32

      10. While you may not be able to distribute the offer materials into any foreign jurisdiction where doing so would be prohibited under local regulation, tenders must be accepted from all shareholders wherever located. See Rule 14d-10 and guidance in Release No.
          33-8957 (September 19, 2008). Please revise your disclosure here accordingly.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
Please contact me at (202) 551- 3263 with any questions about these comments.


                                                               Sincerely,


                                                               /s/ Christina
Chalk


                                                               Christina Chalk
                                                               Senior Special
Counsel
                                                               Office of
Mergers and Acquisitions




cc:      Eduardo Gallardo, Esq. (via email)